EXHIBIT 99.1

YAMANA GOLD + MERIDIAN + NORTHERN ORION

A TRANSFORMING COMBINATION

Q& A

Q:           What is the strategic rationale for combining the three companies?

The combination of Yamana, Northern Orion and Meridian creates a powerful cash flow generating company that will be the pre-eminent intermediate gold producer with a leading resource, production growth and cash cost profile. It maintains a Latin American focus for each of the companies yet provides geographic diversification from the countries in which they are currently active. The “New Yamana” will be a stronger company worthy of a higher multiple and valuation based on the strength of the combined asset base.

Q:           Is the transaction dilutive to Yamana shareholders?

The short answer to this is no. Based on the analysis done by Yamana and its advisors, the transaction is accretive to the company’s “per share” net asset value and to its longer term earnings and cash flow. The “New Yamana” will have extremely robust cash flow and excellent growth prospects. In the short term, earnings and cash flow dilution is almost fully offset by the approximately US$465 million in net cash that the combined company would have in the bank initially following the combination. This equates to approximately $0.70 per share on a pro forma basis. In addition, the El Penon and Alumbrera ultra low-cost core assets provide substantial and immediate cash flow and the long term growth from exploration/development-stage assets will drive fundamental net asset value for the combined company.

Q:           On a status quo basis, Yamana shareholders have 100% of gold production currently projected to be more than one million ounces by 2009. Following the combination, shareholders would only have 54% of the estimated 1.4 million ounces of production. How is this good from a Yamana shareholder’s perspective?

This analysis or statement ignores a number of important metrics that need be considered when determining the merits of a transaction. Firstly, it ignores non-production assets including cash that are delivering considerable value to Yamana shareholders. As indicated above, just considering the cash alone that is being gained accounts for approximately US$0.70 per share in value. Secondly, it ignores non-gold assets including long life copper assets that are also delivering considerable value to Yamana shareholders. Agua Rica for example is not yet in production and is not anticipated to be in production by 2009. It does however represent considerable value to Yamana shareholders. And finally, all ounces are not created equal. It is important to consider recoverability of those ounces and the costs associated with producing those ounces. If one ounce of gold costs the “New Yamana” less to produce than another ounce, then that ounce is of greater value. Yamana is already one of the lowest cost producers in the industry and the two key operating assets that would be acquired (El Penon and Alumbrera) are also extremely low-cost and proven performers.

Q:           With the addition of more copper revenue from Northern Orion’ projects, is the “New Yamana” really a gold stock moving forward?

The “New Yamana” would be predominantly a gold company with long-term sustainability of approximately 1.5 million ounces of annual gold production. The company will also be producing a significant amount of revenue from copper but even at a time when base metal prices are near all-time highs, the pro-forma base metal percent of revenue averages approximately 32% from 2008 through 2010. This falls to below 30% post 2010 as consensus copper prices are considered and as more gold production is brought on stream.  It is also important to note that this analysis is based on a top-line revenue approach and we highlight that if you take into account the reality of TC/RC costs relating to all copper net revenue then the base metal percentage is even lower. It is not inconsistent with Yamana’s gold producing peers for Yamana to have this level of exposure to non-gold metals.

Yamana’s focus has been and will remain to be on gold. The diversification of assets provided by this transaction will increase the Company’s flexibility with respect to the monetization of non-gold revenues, such as was done through the hedging of a portion of the Company’s Chapada copper production.

Q:           What is the value of including Northern Orion in the combination?

We are viewing the transaction on an “en block” basis and by acquiring Northern Orion along with Meridian, the transaction becomes accretive to Yamana shareholders from a net asset value perspective. The inclusion of Northern Orion’s assets provides both an immediate and longer term cash flow opportunity. The company’s cash and the cash flow generated from Northern Orion’s 12.5% interest in the producing Alumbrera asset is attractive and will be helpful in funding further gold growth opportunities. Agua Rica is a development stage asset with substantial projected copper/gold production which could be developed on a stand-alone basis, jointly with Alumbrera or ultimately sold depending on what will result in the greatest value for shareholders.

Q:           Does Yamana still have access to the US$200 million loan from Northern Orion even if Northern Orion withdraws from the transaction for some unforeseen reason?

Yes. Northern Orion has committed to fund US$200 million of the US$300 million cash component of the Meridian offer. Even if Northern Orion withdraws from the transaction, the loan will remain available for drawdown by Yamana on the condition that it successfully acquires 66 2/3% of Meridian’s issued and outstanding common shares. This feature of the loan was designed to show Northern Orion’s commitment to the combination transaction and to provide the flexibility to Yamana to proceed with a Meridian offer if they so chose even in the absence of Northern Orion’s support.

Q:           Would Yamana combine with Northern Orion without Meridian?

No. Although Northern Orion provides considerable value as a stand alone company, it would not be consistent with Yamana’s gold-focused strategy for it to acquire Northern Orion without adding the gold component that Meridian provides. This combination was always contemplated as a three-way transaction and we continue to believe that the proposed structure is the best way to unlock value for the shareholders of all three companies. The three-way transaction would be accretive to Yamana’s net asset value and long-term earnings and cash flow, while delivering a meaningful premium to Meridian and Northern Orion shareholders.

Q:           Given the premium at which Meridian is valued, are you overpaying for the company?

As indicated above, we are considering this transaction as an “en block” transaction. The overall deal is fundamentally accretive to Yamana on a net asset value basis and on a cash flow and earnings basis over the longer-term. Meridian has consistently been trading in the market at attractive multiples, likely on the quality of its El Penon mine. We believe that the price being offered by Yamana while being fulsome is justifiable.

Q:           Is there a risk that another company can come in with more cash or a different deal?

There is always that risk. However, Yamana is offering a fair and fulsome price to both Northern Orion and Meridian shareholders. We have considered the prospects of potential interlopers with our advisors and have come to the conclusion that the risk of this happening is low. It is for this reason that we encourage Meridian to pursue this transaction proposal with us in the friendly manner that was intended.